December 14, 2009

Jenn Do, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington DC 20549-4631

Re:	CRC Crystal Research Corporation Form 8-K Item 4.01 Filed September 23, 2009 File No. 0-52472

Dear Ms. Do:

We represent CRC Crystal Research Corporation (“CRC Crystal”).  We are in receipt of your letter dated September 28, 2009 and the following sets forth our responses to same:

1.
While we note that Seale and Beers was your independent auditor only for the time period between August 7, 2009 and September 17, 2009, full compliance with Item 304 of Regulation S-K is nevertheless required.  Therefore, in this regard, please revise your filing to disclose:

•
Whether there were any disagreements through the interim period preceding the dismissal of Seale and Beers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  Refer to Item 304(a)(1)(iv) of Regulation S-K.

•	If true, there were no reportable events during the registrant’s interim period through the date of change in accountants. Refer to Item 304(a)(1)(v) of Regulation S-K.

Answer:
The Form 8-K has been revised to clarify that there were no disagreements through the interim period preceding the dismissal of Seale and Beers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. In addition, it has been revised to disclose that there were no reportable events during the Company’s interim period through the date of change in accountants.

2.
Please revise your filing to comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Answer:	The filing has been revised to comply with the requirements of Item 304(a)(2) of Regulation S-K.

3.	Please confirm to us that “GHB CPAs, PC” is actually GBH CPAs, PC, as we note that GHB CPAs, PC is not on the PCAOB’s list of registered public accounting firms, and revise your filing accordingly.

Answer:	The filing has been revised to clarify that the auditor is GBH CPAs, PC.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Anslow & Jaclin, LLP.